FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 333-125037

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales
(State or Other Jurisdiction of Incorporation or Organization)

Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel: (011 31 70) 377 9111
(Address and telephone number of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F.☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

Royal Dutch Shell plc
DESCRIPTION OF ROYAL DUTCH SHELL ORDINARY SHARES
DESCRIPTION OF ROYAL DUTCH SHELL AMERICAN DEPOSITARY RECEIPTS
SIGNATURES
EXHIBITS
EX-99.1
EX-99.2
EX-99.4

Royal Dutch Shell plc

On May 19, 2005, Royal Dutch Shell plc (the “Registrant” or “Royal Dutch Shell”) commenced an exchange offer (the “Exchange Offer”) for all of the Ordinary Shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”). Concurrently, The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) published definitive documentation with respect to a scheme of arrangement of Shell Transport under English law pursuant to which Shell Transport would become a subsidiary of the Registrant (the “Scheme”, and together with the Exchange Offer, the “Transaction”).

On July 20, 2005, the Registrant, Royal Dutch and Shell Transport announced that all conditions to the Exchange Offer and the Scheme had been satisfied or waived and that the Transaction had been completed. The press release with respect to such announcement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Upon consummation of the Exchange Offer and the Scheme on July 20, 2005, the Registrant became the parent company of Royal Dutch, Shell Transport and, through Royal Dutch and Shell Transport, of the Royal Dutch/Shell Group of Companies.

Pursuant to the terms of the Exchange Offer and the Scheme, holders of Ordinary Shares of Royal Dutch (“Royal Dutch Ordinary Shares”), holders of Shell Transport ordinary shares (the “Shell Transport Ordinary Shares”), holders of Shell Transport bearer warrants and holders of American depositary receipts representing Shell Transport Ordinary Shares (the “Shell Transport ADRs”) received, respectively:

for each Royal Dutch Ordinary Share held in New York registry form tendered:	1 Royal Dutch Shell Class A American depositary receipt (each, a “Class A ADR”; each Class A ADR represents 2 Royal Dutch Shell Class A ordinary shares (each, a “Class A ordinary share”))

for each Royal Dutch Ordinary Share held in bearer or Hague registry form tendered:	2 Class A ordinary shares

for each Shell Transport Ordinary Share (including Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled):	0.287333066 Royal Dutch Shell Class B ordinary shares (each, a “Class B ordinary share”)

for each Shell Transport ADR:	0.861999198 Royal Dutch Shell Class B American depositary receipts (each, a “Class B ADR”; each Class B ADR represents 2 Class B ordinary share, Class A ADRs and Class B ADRs are collectively referred to as “ADRs”)

The issuance of the Class A ordinary shares under the Exchange Offer was registered under the Securities Act of 1933 (the “Securities Act”) pursuant to the Registrant’s registration statement on Form F-4 (File No. 333-125037) (the “F-4 Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2005 and declared effective on May 19, 2005. Registration under the Securities Act was not required in connection with the issuance of the Class B ordinary shares pursuant to the Scheme in accordance with Section 3(a)(10) of the Securities Act. The issuance of the Class A ADRs and the Class B ADRs was registered under the Securities Act pursuant to the Registrant’s registration statements on Form F-6 (File Nos. 333-125035 and 333-125038, respectively) filed with the SEC on May 18, 2005 and declared effective on May 19, 2005. The F-4 Registration Statement contains additional information about the Transaction.

Pursuant to Rule 12-g3(c) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Class A ordinary shares and the Class B ordinary shares are registered under Section 12(b) of the Exchange Act. In accordance with Exchange Act Rule 12a-8, the Class A ADRs and the Class B ADRs are exempt from the operation of Section 12(a) of the Exchange Act and, consequently, need not be registered under Section 12(b) of the Exchange Act.

The Class A ADRs and the Class B ADRs have been authorized for listing on the New York Stock Exchange. Class A ADRs and Class B ADRs will trade under the ticker symbols “RDS.A” and “RDS.B”, respectively. For technical purposes only, the Class A ordinary shares and the Class B ordinary shares have been authorized for listing on the New York Stock Exchange in connection with the listing of the Class A ADRs and the Class B ADRs but not for trading. The description of the Class A ordinary shares, Class B ordinary shares, Class A ADRs and Class B ADRs is set forth below under the headings “Description of Royal Dutch Shell Ordinary Shares” and “Description of Royal Dutch Shell American Depositary Receipts”.

The Royal Dutch Ordinary Shares, the Shell Transport Ordinary Shares and the Shell Transport ADRs were registered under Section 12(b) of the Exchange Act. Royal Dutch Ordinary Shares and Shell Transport ADRs were listed on the New York Stock Exchange. Shell Transport is delisting the Shell Transport Ordinary Shares and the Shell Transport ADRs from the New York Stock Exchange and Shell Transport will today file a Form 15 with the SEC to terminate the registration thereof under the Exchange Act.

The Registrant intends to request that Royal Dutch seeks to delist the Royal Dutch Ordinary Shares in New York registry form from the New York Stock Exchange as soon as reasonably practicable in accordance with applicable rules.

DESCRIPTION OF ROYAL DUTCH SHELL ORDINARY SHARES

The following is a summary of the material terms of Royal Dutch Shell’s ordinary shares, including brief descriptions of the provisions contained in our memorandum of association and articles of association and applicable laws of England in effect on the date of this document. This summary does not purport to include complete statements of these provisions. References to the provisions of our memorandum of association and articles of association are qualified in their entirety by reference to our full memorandum of association and articles of association which are filed as an exhibit to the F-4 Registration Statement. See “Description of Royal Dutch Shell American Depositary Receipts” section below for more information about the rights of holders of our ADRs. For the purposes of the discussion below, references to “we”, “us” and “our” refer to Royal Dutch Shell.

Share Capital

Once the shares accepted for tender in the Transaction as of July 20, 2005 have settled (and assuming full settlement), our authorized, issued and fully paid share capital will be as follows:

	Authorized	Authorized	Issued	Issued
	(number)	(amount)	(number)	(amount)
Class A ordinary shares of €0.07 each	3,795,877,216	€265,711,405	3,795,277,216	€265,669,405
Class B ordinary shares of €0.07 each	2,759,360,000	€193,155,200	2,759,360,000	€193,155,200
Sterling deferred shares of £1 each	50,000	£50,000	50,000	£50,000
Unclassified shares of €0.07 each	3,101,000,000	€217,070,000	Nil	Nil

There are also approximately 344,000,000 euro deferred shares of €0.07 authorized and outstanding.

The unclassified shares can be issued as Class A ordinary shares or Class B ordinary shares at the discretion of our board of directors. Any future issue of additional Class B ordinary shares will only be made after prior consultation with the Dutch Revenue Service.

All Class A ordinary shares and Class B ordinary shares will be fully paid and free from all liens equities, charges, encumbrances and other interest and not subject to calls of any kind. All Class A ordinary shares and Class B ordinary shares will rank equally for all dividends and distributions on our ordinary share capital declared. Our Class A ordinary shares and Class B ordinary shares are admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. Our Class A ordinary shares and Class B ordinary shares are also listed on Euronext Amsterdam. In addition, for technical purposes only, the New York Stock Exchange, Inc. has authorized the listing of Class A ordinary shares and Class B ordinary shares, with respect to which there will be no trading privileges.

Our current authorized share capital (once the shares accepted for tender in the Transaction as of July 20, 2005 have settled, and assuming full settlement) consists of (i) £50,000 divided into 50,000 sterling deferred shares of £1 each and (ii) €700,000,000 divided into 343,762,784 euro deferred shares of €0.07 each, 3,795,877,216 Class A ordinary shares, 2,759,360,000 Class B ordinary shares and 3,101,000,000 unclassified shares of €0.07 each to be classified as Class A ordinary shares or Class B ordinary shares upon issue at the discretion of our directors. As of December 31, 2004, our issued share capital consisted of 20,000 ordinary shares of £1 each, 30,000 sterling deferred shares of £1 each and 4,148,800,000 euro deferred shares of €0.07 each. All ordinary shares, sterling deferred shares and euro deferred shares are fully paid and not subject to calls for additional payments of any kind. As of July 20, 2005, trusts holding shares for the benefit of employee plans of the Shell Group held 168 million ordinary shares of Royal Dutch Shell with a book value of $4,549 million and a face value of €12 million.

Shareholders Meetings

Under English law, we are required in each year to hold an annual general meeting of shareholders in addition to any other meeting of shareholders that may be held. Not more than 15 months may elapse between the date of one annual general meeting of shareholders and that of the next.

Our directors have the power to convene a general meeting of shareholders at any time. In addition, our directors must convene a meeting upon the request of shareholders holding not less than 10 percent of our paid-up capital carrying voting rights at general meetings of shareholders. A request for a general meeting of shareholders must state the objects of the meeting, and must be signed by the requesting shareholders and deposited at our registered office. If our directors fail to give notice of such meeting to shareholders with 21 days from receipt of notice, the shareholders that requested the general meeting, or any of them representing more than one-half of the total voting rights of all shareholders that requested the meeting, may themselves convene a meeting, but any meeting so convened shall not be held after the expiration of 3 months. Any such meeting must be convened in the same manner, as readily as possible, as that in which meetings are to be convened by our directors.

We are required to provide at least 21 clear days’ notice of any annual general meeting, any general meeting where a special resolution is to be voted upon, or to pass a resolution of which special notice under the Companies Act of England and Wales 1985, as amended (the “Companies Act”), has been given. “Special resolutions” generally involve proposals to:

•	change the name of a company;

•	alter a company’s capital structure;

•	change or amend the rights of shareholders;

•	permit a company to issue new shares for cash without applying shareholders’ pre-emptive rights;

•	amend a company’s objects clause in its memorandum of association;

•	amend a company’s articles of association; and

•	carry out other matters for which a company’s articles of association or the Companies Act prescribe that a “special resolution” is required.

At least 14 clear days’ notice is required for all other general meetings.

Our articles of association require that any notice of general meetings must be in writing and must specify where the meeting is to be held, the date and time of the meeting and the general nature of the business of the meeting. The listing rules (“the Listing Rules”) of the UK Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000 require us to inform holders of our securities of the holding of meetings which they are entitled to attend.

A shareholder is entitled to appoint a proxy (which is not required to be another shareholder) to represent and vote on behalf of the shareholder at any general meeting of shareholders, including the annual general meeting.

Business may not be transacted at any general meeting, including the annual general meeting, unless a quorum is present. A quorum is two people who are entitled to vote at that general meeting. They can be shareholders who are personally present or proxies for shareholders entitled to vote at that general meeting or a combination of both.

If a quorum is not present within five minutes of the time fixed for a general meeting to start or within any longer period not exceeding one hour (as decided by the Chairman of the meeting), (i) if the meeting was called by shareholders it will be canceled and (ii) any other meeting will be adjourned to any day (being not less than three nor more than 28 days later), time and place stated in the notice of the meeting. If the notice does not provide for this, the meeting shall be adjourned to a day, time and place decided upon by the Chairman of the meeting. One shareholder present in person or by proxy and entitled to vote will constitute a quorum at any adjourned general meeting.

Record dates

In relation to shares in uncertificated form, the holders of those shares that are on the register of members on the record date have the right to attend and vote at meetings. In relation to shares in certificated form, holders of those shares that are on the register of members at the time of a meeting of shareholders are entitled to attend and vote at meetings.

Voting rights

The Class A ordinary shares and Class B ordinary shares have identical voting rights and vote together as a single class on all matters including the election of directors unless a matter affects the rights of one class as a separate class. If a resolution affects the rights attached to either class of shares as a separate class, it must be approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount, excluding any shares of that class held as treasury shares, or by an extraordinary resolution passed at a separate meeting of the registered holders of the relevant class of shares.

“Extraordinary resolutions” are confined to matters out of the ordinary course of business, such as a proposal to wind up the affairs of a company.

It is the intention that all voting at our general meetings will take place on a poll. On a poll, every holder of Class A ordinary shares or Class B ordinary shares present in person or by proxy has one vote for every share he holds.

This is subject to any rights or restrictions which are given to any class of shares. No shareholder is entitled to vote if he has been served with a restriction notice after failure to provide us with information concerning interests in his or her shares required to be provided under the Companies Act.

A “poll” is voting by means of a ballot where the number of shares held by each voting shareholder is counted, as opposed to voting by way of a show of hands where the actual number of shares held by voting shareholders is not taken into account.

Under the Companies Act, if a poll is demanded, the resolution conducted on a poll must be approved by holders of at least a majority of the votes cast at the meeting. Both special and extraordinary resolutions require the affirmative vote of at least 75% of the votes cast at the meeting to be approved.

Dividends

Under English law, dividends are payable on Class A ordinary shares and Class B ordinary shares only out of profits available for distribution, as determined in accordance with the Companies Act and under International Financial Reporting Standards.

Subject to the Companies Act, if our directors consider that our financial position justifies the declaration of a dividend, we can pay an interim dividend.

Our shareholders can declare dividends by passing an ordinary resolution. Dividends cannot exceed the amount recommended by our directors.

Dividends are payable to persons registered as shareholders on the record date relating to the relevant dividend.

All dividends will be divided and paid in proportions based on the amounts paid upon our shares during any period for which that dividend is paid.

Any dividend payable in cash relating to a share can be paid by sending a cheque, warrant or similar financial instrument payable to the shareholder entitled to the dividend by post addressed to the shareholder’s registered address or it can be made payable to someone else named in a written instruction from the shareholder and sent by post to the address specified in that instruction. A dividend can also be paid by inter-bank transfer or by other electronic means directly to an account with a bank or other financial institution named in a written instruction from the person entitled to receive the payment. Such bank or other financial institution must be in the United Kingdom other than in respect of our ordinary shares which are held within Euroclear Nederland and to which the Securities Giro Act (Wet giraal effectenverkeer) applies. Alternatively, a dividend can be paid in some other way requested in writing by a shareholder and agreed to by us. We will not be responsible for a payment which is lost or delayed.

Where any dividends or other amounts payable on a share have not been claimed, the directors can invest them or use them in any other way for our benefit until they are claimed. We will not be a trustee of the money and will not be liable to pay interest on it. If a dividend has not been claimed for 12 years after being declared or becoming due for payment, it will be forfeited and go back to us, unless the directors decide otherwise.

We expect that dividends on our outstanding Class B ordinary shares will be paid under the dividend access mechanism described below. As also noted below, any further issue of Class B ordinary shares is subject to advance consultation with the Dutch Revenue Service. See “Dividend Access Mechanism for Class B ordinary shares” below. Our articles of association provide that if any amount is paid by the issuer of the dividend access share by way of dividend on the dividend access share and paid by the dividend access trustee to any holder of Class B ordinary shares, the dividend that we would otherwise pay to such holder of Class B ordinary shares will be reduced by an amount equal to the amount paid to such holder of Class B ordinary shares by the dividend access trustee.

Issuance of additional shares; other changes in share capital

Our articles of association provide that, subject to applicable law, Royal Dutch Shell can issue shares with any rights or restrictions attached to them as long as this is not restricted by any rights attached to existing shares. These rights or restrictions can be decided either by an ordinary resolution passed by the shareholders or by the directors as long as there is no conflict with any resolution passed by the shareholders. Accordingly, without further shareholder approval but subject to the limitations described above, including pre-emption rights, the directors could issue one or more series of preferred shares and establish the rights, preferences, redemption terms and other provisions of those shares.1

Subject to the provisions of applicable law and the provisions of our articles of association, shareholders can increase our share capital by passing an ordinary resolution. This resolution will fix the amount of the increase and the amount of new shares.

[1]	However, any further issue of Class B ordinary shares is subject to advance consultation with the Dutch Revenue Service.

Subject to applicable law and the provisions of our articles of association, shareholders can pass an ordinary resolution to do any of the following:

(i)	consolidate, or consolidate and then divide, all or any of our share capital into shares of a larger amount than the existing shares;

(ii)	divide some or all of our shares into shares of a smaller amount than the existing shares. The resolution can provide that holders of the divided shares will have different rights and restrictions if those rights or restrictions are of a kind which we can apply to new shares; and

(iii)	cancel any shares which have not been taken, or agreed to be taken, by anyone at the date of the resolution and reduce the amount of our share capital by the amount of the canceled shares.

Subject to applicable law and the provisions of our articles of association, shareholders can pass a special resolution to reduce our share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

We may, subject to applicable law and existing shareholder rights, and to any requirements imposed by any relevant listing authority in respect of securities admitted to listing, purchase our own shares including redeemable shares.

Liquidation rights

If we are wound up (whether the liquidation is voluntary, under supervision of the court or by the court), the liquidator can, with the authority of an extraordinary resolution passed by our shareholders and any other sanction required by legislation, divide among the shareholders (excluding any shareholder holding shares as treasury shares) the whole or any part of our assets. For this purpose, the liquidator can set the value that the liquidator considers fair upon any property and decide how such division is carried out as between shareholders or different groups of shareholders.

Transfer of shares

Unless our articles of association provide otherwise, a shareholder may transfer some or all of his shares in certificated form to another person. A transfer of certificated shares must be either in the usual standard form or in any other form approved by the directors. The share transfer form for certificated shares must be signed or made effective in some other way by or on behalf of the person making the transfer.

In the case of a transfer of a certificated share, where the share is not fully paid, the share transfer form must also be signed or made effective in some other way by or on behalf of the person to whom the share is being transferred.

Unless our articles of association provide otherwise, a shareholder may transfer some or all of his shares in uncertificated form through CREST (the computerized settlement system to facilitate the transfer of title to shares in uncertificated form operated by CRESTCo Limited). Provisions of our articles of association do not apply to any uncertificated shares to the extent that those provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares through CREST.

The person making a transfer will continue to be treated as a shareholder until the name of the person to whom the share is being transferred is put on the register for that share.

Our directors may, without giving any reasons, refuse to register the transfer of any shares which are not fully paid. Our directors may also refuse to register the transfer of any shares in the following circumstances:

Certificated shares

(i)	A share transfer form cannot be used to transfer more than one class of shares. Each class needs a separate form;

(ii)	Transfers may not be in favor of more than four joint holders; and

(iii)	The share transfer form must be properly stamped or certified or otherwise shown to our directors to be exempt from stamp duty and must be accompanied by the relevant share certificate and such other evidence of the right to transfer as our directors may reasonably require.

Uncertificated shares

(i)	Registration of a transfer of uncertificated shares can be refused in the circumstances set out in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time; and

(ii)	Transfers may not be in favor of more than four joint holders.

Title to certificated shares will be evidenced by entry in the register of our members and title to uncertificated shares will be evidenced by entry in the operator register maintained by CRESTCo (which forms part of the register of our members).

No share certificates will be issued in respect of our shares in uncertificated form. Since our shares will initially all be in uncertificated form, neither share certificates nor any temporary documents of title will initially be issued in respect of them. If any of our shares are converted to be held in certificated form, share certificates will be issued in respect of those shares in accordance with applicable legislation.

Our directors may refuse to register a transfer of any certificated shares by a person with a 0.25 per cent. or greater holding of the existing capital (calculated excluding any shares held as treasury shares) if such a person has received a restriction notice (as defined in our articles of association) after failure to provide us with information concerning interests in these shares required to be provided under the legislation unless our directors are satisfied that they have been sold outright to an independent third party.

Dividend Access Mechanism for Class B ordinary shares

General

Class A ordinary shares and Class B ordinary shares are identical, except for the dividend access mechanism, which will only apply to the Class B ordinary shares.

Dividends paid on Class A ordinary shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is expected that holders of Class B ordinary shares will receive dividends through the dividend access mechanism. Dividends paid through the dividend access mechanism will have a UK source for UK and Dutch tax purposes and accordingly will not be subject to Dutch withholding tax insofar as these dividends are paid through the dividend access mechanism.

Description of Dividend Access Mechanism

A dividend access share has been issued by Shell Transport to Hill Samuel Offshore Trust Company Limited as dividend access trustee. Pursuant to a declaration of trust, Hill Samuel Offshore Trust Company Limited will hold any dividends paid in respect of the dividend access share on trust for the holders of Class B ordinary shares from time to time and will arrange for prompt disbursement of such dividends to holders of Class B ordinary shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport. Holders of Class B ordinary shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of Class B ordinary shares will be dividends paid to the dividend access trustee in respect of the dividend access share. Any dividends paid on the dividend access share will have a UK source for Dutch and UK tax purposes; there will be no UK or Dutch withholding tax on such dividends and certain holders (not including U.S. holders) of Class B ordinary shares or Class B ADRs will be entitled to a UK tax credit in respect of their proportional share of such dividends.

The Shell Transport articles of association state that the maximum dividend that can be declared by Shell Transport on the dividend access share in respect of a specified period will be an amount equal to the aggregate dividend declared by us on the Class B ordinary shares in respect of such period. In addition, the dividends that Shell Transport may pay on the dividend access share in any year will be limited to a total of €3.3 billion. This limit can be varied by a resolution of the shareholders of Shell Transport from time to time and will not be less than the aggregate dividends declared on the Class B ordinary shares in any year.

Operation of the Dividend Access Mechanism

Following the declaration of a dividend by us on the Class B ordinary shares, Shell Transport may declare a dividend on the dividend access share. Shell Transport will not declare a dividend on the dividend access share before we declare a dividend on the Class B ordinary shares, as Shell Transport will need to know what dividend we have declared on the Class B ordinary shares. This is to ensure that the dividend declared on the dividend access share does not exceed an amount equal to the total dividend declared by us on the Class B ordinary shares.

Before Shell Transport can declare any dividend, the Shell Transport directors will need to consider Shell Transport’s financial condition and amount of distributable reserves. It is the expectation and the intention, although there can be no certainty, that holders of Class B ordinary shares will receive dividends via the dividend access mechanism.

To the extent that a dividend is declared by Shell Transport on the dividend access share and paid to the dividend access trustee, the holders of the Class B ordinary shares will be beneficially entitled to receive their share of that dividend pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from us). No dividend declared and paid by Shell Transport on the dividend access share will be paid to holders of Class A ordinary shares in respect of their Class A ordinary shares.

Our articles of association provide that if any amount is paid by Shell Transport by way of a dividend on the dividend access share and paid by the dividend access trustee to any holder of Class B ordinary shares, the dividend which we would otherwise pay on the Class B ordinary shares will be reduced by an amount equal to the amount paid to such holders of Class B ordinary shares by the dividend access trustee.

Royal Dutch Shell will have a full and unconditional obligation, in the event that the dividend access trustee does not pay an amount to holders of Class B ordinary shares on a cash dividend payment date (even if that amount has been paid to the dividend access trustee), to pay immediately the dividend declared on the Class B ordinary shares. The right of holders of Class B ordinary shares to receive distributions from the dividend access trustee will be reduced by an amount equal to the amount of any payment actually made by us on account of any dividend on Class B ordinary shares.

Any payment by Royal Dutch Shell will be subject to Dutch withholding tax (unless in any particular case an exemption is obtained under Dutch law or the provisions of an applicable tax treaty). If for any reason no dividend is paid on the dividend access share, holders of Class B ordinary shares will only receive dividends from Royal Dutch Shell directly.

The dividend access mechanism may be suspended or terminated at any time by our directors or the directors of Shell Transport, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

The dividend access mechanism has been approved by the Dutch Revenue Service pursuant to an agreement (vaststellingsovereenkomst) with us and Royal Dutch dated October 26, 2004 as supplemented and amended by an agreement between the same parties dated April 25, 2005. The agreement states, among other things, that dividend distributions on the dividend access share by Shell Transport will not be subject to Dutch dividend withholding tax provided that the dividend access mechanism is structured and operated substantially as set out above. Royal Dutch Shell may not extend the dividend access mechanism to any future issuances of Class B ordinary shares without the approval of the Dutch Revenue Service. Accordingly, we would not expect to issue additional Class B ordinary shares unless we obtained that approval or determined that the continued operation of the dividend access mechanism was unnecessary. Any further issue of Class B ordinary shares is subject to advance consultation with the Dutch Revenue Service.

Manner of holding shares

Holdings through Euroclear Nederland

We expect that the Admitted Institution (as defined below) or, if applicable, other bank or financial institution where a person who holds interests in our shares through Euroclear Nederland maintains a relevant securities account will send such person a statement detailing the interests in our shares such person holds through Euroclear Nederland. However, whether and, if so, how they do so, will depend on the individual arrangements between such Admitted Institution or other bank or financial institution and that person.

“Admitted Institution” means the institutions which hold Royal Dutch Shell ordinary shares on behalf of their clients through Euroclear Nederland as an admitted institution of Euroclear Nederland or, as the context so permits, which hold Royal Dutch Shell ordinary shares on behalf of their clients through an institution which is an admitted institution of Euroclear Nederland. References to Royal Dutch Shell shares shall, where the relevant shares are held by Euroclear Nederland in its capacity as central institute (centraal instituut) under the Dutch Securities Giro Act (Wet giraal effectenverkeer) and the context so permits, include references to interests held in such shares by other persons in accordance with the Dutch Securities Giro Act.

Euroclear Nederland has indicated that each person who holds interests in our shares through it will be able to exercise rights relating to those shares such that he will (subject to the individual arrangements between that person and the Admitted Institution or other bank or financial institution where that person maintains a relevant securities account):

•	be able to attend and speak at, all of our general meetings;

•	be able to give directions as to voting at all of our general meetings; and

•	be able to receive dividends via Euroclear Nederland and participate in capital events,

in each case, so far as is possible in accordance with the Securities Giro Act, other applicable law and the Euroclear Nederland rules and regulations issued pursuant to the Securities Giro Act and further subject to compliance by all concerned with any applicable policies and procedures.

Holdings through the Corporate Nominee Service

In order to allow the persons who hold our shares through the corporate nominee service provided by Lloyds TSB Bank plc (the “Corporate Nominee Service”) to exercise rights relating to those shares, we have entered into an agreement with Lloyds TSB Bank plc (the “Corporate Nominee”) requiring it to ensure that persons holding our shares through the Corporate Nominee Service will:

•	receive notices of, and be able to attend and speak at, all of our general meetings;

•	be able to give directions as to voting at all of our general meetings;

•	have made available to them and be sent, on request, copies of our annual report and accounts and all the other documents issued to shareholders by us;

•	be able to receive dividends via the Corporate Nominee Service;

•	be able to participate in capital events in the same manner as registered holders of the same class of our shares; and

•	be treated in the same manner as registered holders of the same class of our shares in respect of all other rights attaching to those shares,

in each case, so far as is possible in accordance with the Uncertificated Securities Regulations 2001 and other applicable law. In particular, residents in, or citizens of, jurisdictions outside the United Kingdom should be aware that they will not be able to participate in capital events as registered holders of our shares unless the Corporate Nominee is satisfied that such participation or treatment would not breach any applicable laws or regulations in those jurisdictions.

It is the responsibility of persons resident in, or citizens of jurisdiction outside the United Kingdom to inform themselves of, and to satisfy themselves as to the full observance of, the laws of the relevant jurisdiction in connection with any applicable legal requirements in respect of holding our shares through the Corporate Nominee Service, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities that are required to be observed. If, due to applicable legal requirements, it is not permissible or practical to hold our shares through the Corporate Nominee Service, persons resident in, or citizen of, that jurisdiction should request that they be sent a share certificate for the Royal Dutch Shell ordinary shares to which they are entitled.

For so long as a person holds our shares through the Corporate Nominee Service, we will ensure that the Corporate Nominee sends each such person a statement of his holding of our shares at least once a year.

Change in the manner of holding our shares

Holders of our shares may, subject as set out below, change the manner in which they hold such shares so that they are held through Euroclear Nederland, through the Corporate Nominee Service or directly as the registered holder. The ability to change the manner of holding our shares is subject to, in each case, compliance with any relevant regulatory requirements and, in respect of holdings through the Corporate Nominee Service, the agreement of the Corporate Nominee and acceptance by the holder of our shares of the terms and conditions of the Corporate Nominee Service.

Holders of our shares who wish to change the manner in which they hold such shares are urged to consult their own legal, tax and financial advisers with respect to the legal, tax and cost consequences of any such change.

Repurchase of shares

Subject to applicable law and our articles of association, we may purchase our own shares if (a) in the case of an open-market purchase, authority to make the market purchase has been given by an ordinary resolution of our shareholders or; (b) in the case of an off-market purchase, authority has been given by a special resolution. However, we intend to comply with the guidance of the Association of British Insurers that authority to repurchase shares should be given by special resolution. We can only repurchase our own shares out of distributable reserves or the proceeds of a new issuance of shares made for the purposes of funding the repurchase.

Royal Dutch Shell has entered into agreements with the Dutch Revenue Service regarding the Dutch tax consequences of the repurchase of both Class A ordinary shares and Class B ordinary shares. Accordingly, Royal Dutch Shell will consider such Dutch tax consequences if and when it decides to repurchase ordinary shares.

Shareholders’ preemptive rights

Under the Companies Act, if we propose to issue for cash:

•	equity securities (which are securities carrying a right to participate in dividends or capital beyond a specified amount); or

•	rights to subscribe for or convert into equity securities,

they must be offered first to each person who holds equity securities on the same or more favorable terms in proportion to those securities which is as nearly as practicable equal to the proportion in nominal value of the equity securities held by him or her to the aggregate issued equity securities. These pre-emption rights can be disapplied by a special resolution passed by shareholders in a general meeting, either generally or specifically, for a maximum period not exceeding five years.

Subject to applicable law and our articles of association, any equity shares issued by us for cash must first be offered to existing shareholders in proportion to their existing holdings (the shareholders’ pre-emption rights). Both the Companies Act and the Listing Rules allow for the disapplication of the shareholders’ pre-emption rights. The pre-emption rights may be waived by a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years.

Ability to pay commission on shares and to issue shares at a discount

In connection with any share issued, we can use all the powers given by applicable law to pay commissions or brokerage. Subject to the provisions of the Companies Act, we can pay the commissions in cash or by allotting shares or by a combination of both.

Subject to applicable law and our articles of association, we may also issue further shares of a class already issued at a discount to the market price. The Listing Rules limit the maximum discount under which shares may be issued in an open offer to 10 percent of the middle market price of those shares at the time of announcing the terms of the open offer. Furthermore, shares may not be allotted at less than their par value.

Disputes between a shareholder or ADR holder and Royal Dutch Shell, any subsidiary, director or professional service provider

All disputes between a shareholder in its capacity as such and us or any of our subsidiaries or any of our or our subsidiaries’ directors or former directors arising out of or in connection with our articles of association or otherwise and disputes between us or our subsidiaries and any of our or our subsidiaries’ directors or former directors, including all claims made by us or any of our subsidiaries or on our behalf or on behalf of any of our subsidiaries against any such director, and disputes between a shareholder in its capacity as such and any of our professional service providers (which could include our auditors, legal counsel, bankers and ADR depositaries) that have agreed with us to be bound by the arbitration and exclusive jurisdiction provisions of our articles of association and between us and our professional service providers arising in connection with any such dispute between a shareholder and a professional service provider, shall be exclusively and finally resolved by arbitration in The Hague, The Netherlands under the Rules of Arbitration of the ICC. This would include all disputes arising under UK, Dutch or U.S. law (including securities laws), or under any other law, between parties covered by the arbitration provision.

The tribunal shall consist of three arbitrators to be appointed in accordance with the Rules of Arbitration of the ICC. The chairman must have at least 20 years experience as a lawyer qualified to practice in a common law jurisdiction which is within the Commonwealth and each other arbitrator must have at least 20 years experience as a qualified lawyer.

If a court or other competent authority in any jurisdiction determines that the arbitration requirement described above is invalid or unenforceable in any particular dispute in that jurisdiction, that dispute may only be brought in the courts of England and Wales.

The governing law of our articles of association is the substantive law of England.

We have incorporated arbitration clauses into all indemnities granted by us to our directors and into all service contracts between directors and our subsidiaries. We have incorporated an arbitration clause into the deposit agreements relating to the Class A ADRs and Class B ADRs which applies as between us and holders of the Class A ADRs and Class B ADRs (but not the depositaries).

Disputes relating to our failure or alleged failure to pay all or part of a dividend which has been declared and which has fallen due for payment will not be the subject of the arbitration and exclusive jurisdiction provisions of our articles of association.

We believe that the arbitration provision contained in our articles of association provides a predictable framework in which Royal Dutch Shell can run its affairs and assess risk, which is in the interest of Royal Dutch Shell and its shareholders as a whole. We also believe that the arbitration provision can provide the benefits of swiftness and economy, when compared with litigation as a dispute resolution mechanism. As a company based in Europe, most of whose shareholders are expected to be located in Europe, we consider it appropriate that the proceedings for resolving disputes among Royal Dutch Shell, its subsidiaries, its directors, its professional service providers (to the extent they have agreed to do so), and its shareholders and ADR holders, in their capacities as such, should be settled in Europe.

History of our share capital

Our current authorized share capital (assuming the shares accepted for tender in the Transaction as of July 20, 2005 have settled, and assuming full settlement) consists of (i) £50,000 divided into 50,000 sterling deferred shares of £1 each and (ii) €700,000,000 divided into 343,762,784 euro deferred shares of €0.07 each, 3,795,877,216 Class A ordinary shares of €0.07 each, 2,759,360,000 Class B ordinary shares of €0.07 each and 3,101,000,000 unclassified shares of €0.07 each to be classified as Class A ordinary shares or Class B ordinary shares upon issue at the discretion of our directors. As of December 31, 2004, our issued share capital consisted of 20,000 ordinary shares of £1 each, 30,000 sterling deferred shares of £1 each and 4,414,800,000 euro deferred shares of €0.07 each. All ordinary shares, sterling deferred shares and euro deferred shares are fully paid and not subject to calls for additional payments of any kind.

We were incorporated with an authorized share capital of £1,000, divided into 1,000 ordinary shares of £1 each, one of which was issued to Instant Companies Limited.

The following alterations to our authorized and issued share capital have taken place since our incorporation:

(i)	On March 21, 2002, 300 ordinary shares were allotted and issued;

(ii)	On February 25, 2003, the authorized share capital was increased to £20,000 by the creation of 19,000 ordinary shares of £1 each ranking pari passu for all purposes with the existing ordinary shares. The directors were authorized to allot these shares pursuant to section 80 of the Companies Act;

(iii)	Subsequently on that date, 13,000 ordinary shares were allotted and issued, fully paid up in cash at par;

(iv)	On October 21, 2004, the authorized share capital was increased to £50,000 and €315,000,000 by the creation of:

(a)	30,000 sterling deferred shares of £1 each; and

(b)	4,500,000,000 euro deferred shares of €0.07 each.

          The directors were authorized to allot these shares pursuant to section 80 of the Companies Act; and

(v)	Subsequently on that date, 4,148,800,000 euro deferred shares, 30,000 sterling deferred shares and 6,699 sterling ordinary shares were allotted and issued, fully paid up in cash at par;

(vi)	On April 27, 2005 the Royal Dutch Shell directors resolved, with immediate effect, to redeem 9,760,000 euro deferred shares for €0.01 in total, in accordance with the rights attaching to those shares due to there being more euro deferred shares on issue than were necessary to meet a full acceptance of the offer;

(vii)	On May 12, 2005, our authorized share capital was increased to £50,000 and €700,000,000 by the creation of:

•	600,000 Class A ordinary shares of €0.07 each;

•	2,759,360,000 Class B ordinary shares of €0.07 each; and

•	2,740,040,000 unclassified shares of €0.07 each (to be classified as Class A ordinary shares or Class B ordinary shares upon allotment at the discretion of our directors2);

and our directors were authorized to allot relevant securities (as defined in the Companies Act) up to an aggregate nominal amount of €193,155,200 in connection with the Scheme of Arrangement;

[2]	However, any future issue of Class B ordinary shares will only be made after prior consultation with the Dutch Revenue Service.

(viii)	on May 12, 2005, the 360,960,000 unissued euro deferred shares were re-classified as unclassified shares (to be classified as Class A ordinary shares or Class B ordinary shares upon allotment at the discretion of our directors);

(ix)	on May 13, 2005, our directors resolved to allot, conditional upon the Scheme of Arrangement becoming effective, Class B ordinary shares up to an aggregate nominal value of €193,155,200 to Relevant Holders (as that term is defined in the Scheme of Arrangement) in accordance with the terms of the Scheme of Arrangement;

(x)	on May 13, 2005, a special resolution was passed conditional on the offer of Royal Dutch Shell Class A ordinary shares for Royal Dutch ordinary shares becoming unconditional (gestand wordt gedaan) in all respects:

(A)	re-classifying as Class A ordinary shares, immediately upon the offer being declared unconditional (gestand wordt gedaan) in all respects, such number of issued euro deferred shares as is equal to the number of Royal Dutch ordinary shares validly tendered in the offer acceptance period multiplied by two;

(B)	re-classifying as Class A ordinary shares, on each occasion that Royal Dutch ordinary shares are validly tendered to the offer in the subsequent acceptance period (if any), such number of issued euro deferred shares as is equal to that number of Royal Dutch ordinary shares so tendered multiplied by two; and

(C)	re-classifying as Class A ordinary shares, on each occasion that Royal Dutch ordinary shares are offered to Royal Dutch Shell for exchange into Class A ordinary shares after the later of the expiry of the offer acceptance period and the expiry of the subsequent acceptance period (if any) but at the absolute discretion of the Royal Dutch Shell directors (and subject to applicable law), such number of issued euro deferred shares as is equal to that number of Royal Dutch ordinary shares so offered multiplied by two;

(xi)	on May 13, 2005, a special resolution was passed, conditional upon the Scheme of Arrangement becoming effective, reclassifying our sterling ordinary shares as sterling deferred shares;

(xii)	on July 18, 2005, the offer to exchange Royal Dutch ordinary shares for Royal Dutch Shell Class A ordinary shares expired;

(xiii)	on July 20, 2005, the order sanctioning the Scheme of Arrangement by the Registrar of Companies in England and Wales was registered;

(xiv)	on July 20, 2005, the offer was declared unconditional (gestanddoening) and 1,897,638,608 Royal Dutch ordinary shares were accepted in exchange for 3,795,277,216 Royal Dutch Shell Class A ordinary shares; and

(xv)	on July 20, 2005, the Transaction was completed and Royal Dutch Shell ordinary shares commenced trading on Euronext Amsterdam and the London Stock Exchange.

Objects and Purposes

We are incorporated under the name Royal Dutch Shell plc, and are registered at Companies House, Cardiff with company number 04366849, and the Chamber of Commerce, The Hague under number 34179503. Our registered office is at Shell Centre, London, SE1 7NA, UK and our headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands. Our memorandum of association provides that our primary objective is to carry on the business of a holding company.

Headquarters

We will, as required by our articles of association, have a single corporate headquarters in The Netherlands. The meaning of “headquarters” under our articles of association is established by our board of directors and can only be amended by a resolution of our board of directors in respect of which two-thirds of those Royal Dutch Shell directors who are present and voting vote in favor.

Our board of directors has resolved that “headquarters” shall mean the place of our effective management where:

•	substantially all members of our executive committee will have their main offices and carry out their managerial activities;

•	a majority of the heads of the key functions will have their main office and carry out a substantial majority of their activities;

•	a corporate secretariat will be located, which will provide all secretarial services to our executive committee, to our board of directors and to the committees of our board of directors;

•	in principle, all meetings of our board of directors, our executive committee and the committees of our board of directors will be held; and

•	the majority of the main business units will have their effective place of management.

We are considered a resident of The Netherlands for Dutch and UK tax purposes.

Board of Directors

General. Under English law, we are required to have a single-tier board of directors. Our board is headed by a non-executive Chairman and has a majority of independent non-executive directors. Our board currently comprises ten non-executive directors (including the Chairman) and five executive directors. The directors can delegate any of their powers or discretions to an individual director or committees of one or more persons. All committees must comply with any regulations laid down by the directors.

The directors have delegated some responsibilities to the executive committee and others to the non-executive committees referred to below. The directors can exercise all of our powers, except where our memorandum of association, the articles of association or applicable law limit the use of powers to the shareholders voting to do so at a general meeting, for example to increase the total fees payable to all of the directors. The directors can give a director any of the powers which they have jointly as directors (with the power to sub-delegate). These powers can be given on terms and conditions decided on by the directors either in parallel with, or in place of, the powers of the directors acting jointly.

The directors can appoint anyone as our attorney by granting a power of attorney. Attorneys can either be appointed directly by the directors or the directors can give someone else the power to select attorneys. The directors or the persons who are authorized by them to select attorneys can decide on the purposes, powers, authorities and discretions of attorneys. However, they cannot give an attorney any power, authority or discretion which the directors do not have under our articles of association.

Size. Under our articles of association, we must have a minimum of three directors and a maximum of 20 directors (disregarding alternate directors (described in greater detail below). However, these restrictions can be amended by resolution of our board of directors.

Appointment and Election of Directors. Our shareholders may, by passing an ordinary resolution, elect any eligible willing person to be a director, either as an additional director or to fill a vacancy.

Subject to our articles of association, our directors can appoint any willing person to be a director, either as an additional director or as a replacement for another director. Any director appointed by our directors must retire from office at the first annual general meeting after his or her appointment and is then eligible for election.

Any director can appoint any person (including another director) to act in his place (called an “alternate director”). That appointment requires the approval of the directors, unless previously approved by the directors or unless the appointee is another director.

Retirement Our articles of association provide that at every annual general meeting any director who was in office at the time of the two previous annual general meetings and who did not retire at either of them must retire. Additional provisions in respect of retirement apply to our 2006 and 2007 annual general meetings. At the general meeting at which a director retires, shareholders can pass an ordinary resolution to re-elect the director or to elect another eligible person in his or her place.

A director who would not otherwise be required to retire must also retire if he is aged 70 or more at the date of the meeting or if he has been in office, other than as a director holding an executive position, for a continuous period of nine years or more at the date of the meeting. Any such director will be eligible to stand for re-election

Removal of Directors Under the Companies Act, our shareholders may remove any director without cause by ordinary resolution, irrespective of any provision of our articles of association or any service contract a director may have with us, provided that we are given 28 clear days’ notice of the resolution. In these circumstances, we may be required by a service contract to pay compensation to the removed director.

In addition to any power to remove directors conferred by legislation, the company can pass a special resolution to remove a director from office even though his time in office has not ended.

Committees. The directors can delegate any of their powers or discretions to committees of one or more persons. Unless the directors decide not to allow this, any committee can sub-delegate any of its powers or discretions to sub-committees.

Our directors have delegated powers to the Executive Committee, Audit Committee, Nomination and Succession Committee, Remuneration Committee and Social Responsibility Committee.

Executive Committee. We have an executive committee which comprises the Chief Executive, the Chief Financial Officer and the other Executive Directors. The executive committee is responsible for our overall business and affairs and has the final authority in all matters of management that are not within the duties and authorities of our board of directors or our shareholders’ meeting. The executive committee implements all resolutions of our Board of Directors and supervises the management of our businesses.

Directors’ Liability. Under English law, each of our directors has a fiduciary duty to act in our best interest. This duty includes an obligation not to create an actual or potential conflict between the director’s duty to us and duties to any other person or his personal interests as well as an obligation to exercise his or her powers only in accordance with our memorandum of association and articles of association and any applicable legislation. In addition, each of our directors is obligated under English law to exercise reasonable care and skill.

Limitation on Liability and Indemnification. Our articles of association provide that, as far as legislation allows, we can indemnify any director of the company, of an associated company or of any affiliate against any liability and that we can purchase and maintain insurance against any liability for any director of the company, of any associated company or of any affiliate.

English law provides that a company may indemnify a director against any liability except for: (i) any indemnity against any liability incurred by the director to the company or any associated company, (ii) any indemnity against any liability incurred by the director to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature, and (iii) any indemnity against any liability incurred by the director in defending criminal proceedings in which he is convicted, or in defending civil proceedings brought by the company or an associated company in which judgment is given against him or in connection with an application under certain sections of the

Companies Act (acquisition of shares by an innocent nominee and relief in the case of honest and reasonable conduct) in relation to which the court refuses to grant him relief.

Class Action Suits and Shareholder Derivative Suits. The following provisions would only apply in circumstances where the arbitration provisions of our articles of association would be invalid or inapplicable. While English law permits a shareholder to initiate a lawsuit on behalf of the company only in limited circumstances, the Companies Act permits a shareholder whose name is on the register of shareholders of the company to apply for a court order:

(i)	when the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or

(ii)	when any act or omission of the company is or would be so prejudicial. A court has wide discretion in granting relief, and may authorize civil proceedings to be brought in the name of the company by a shareholder on terms that the court directs.

Except in these limited circumstances, English law does not generally permit class action lawsuits by shareholders on behalf of the company or on behalf of other shareholders.

Transactions with Interested Directors. Under the Listing Rules, we must obtain shareholder approval for certain transactions with related parties (which includes certain transactions with directors). The Listing Rules provide that an announcement, a circular and prior approval of the shareholders in a general meeting will be required before such a transaction is entered into. The related party will not be allowed to vote on the resolution. Our articles of association state that, if legislation allows and provided that a director discloses the nature and extent of his or her interest to the other directors, he is permitted to: (i) have an interest in any contract with, or involving, us or any other company in which we have an interest; (ii) hold any other position (other than as an auditor) with us as well as being a director; (iii) acting alone, or through a firm with which he is associated, do paid professional work for us or another company in which we have an interest (other than as an auditor); and (iv) hold any position within, or be a shareholder of, or have any other kind of interest in any company in which we have an interest. Except as provided for in our articles of association, a director cannot vote on, or be counted in a quorum in relation to, any resolution of the board of directors on any contract in which he has an interest which the director knows is material. Interests purely as a result of an interest in our securities will be disregarded for these purposes. Our articles of association provide that a director can vote, and be counted for purposes of a quorum, on those conflict of interest transactions specified in article 105(E) if the only material interest that director has in the transaction is one of those specified in article 105(E) of our articles of association.

Our articles of association provide that holders of our shares may by ordinary resolution suspend or relax the list contained in article 105 to any extent or to ratify any contract which has not been properly authorized in accordance with our articles of association.

Under our articles of association:

     (1) a director may not vote or be counted in the quorum in respect of any matter in which he is materially interested including any matter related to his own compensation;

     (2) the directors may exercise Royal Dutch Shell’s power to borrow money provided that the borrowings of the Shell Group shall not, without the consent of an ordinary resolution of shareholders of Royal Dutch Shell, exceed two times Royal Dutch Shell’s adjusted capital and reserves (these powers relating to borrowing may only be varied by special resolution of shareholders);

     (3) directors over age 70 must retire at each Annual General Meeting, but are eligible for re-election; and

     (4) directors are not required to hold shares of Royal Dutch Shell to be qualified to be a director.

Shareholders’ Information Rights.

Except when closed under the provisions of the Companies Act (i.e. where a company, on giving notice by advertisement in a newspaper circulating in the district in which the company’s registered office is situated, closes the register of members for any time or times not exceeding in the whole 30 days in each year), the register and index of names of our shareholders may be inspected during business hours:

(i)	for free, by our shareholders; and

(ii)	for a fee by any other person.

In both cases, the documents may be copied for a fee. Our shareholders may also, without charge, during business hours:

(i)	inspect minutes of shareholders’ meetings and obtain copies of the minutes for a fee; and

(ii)	inspect service contracts of the company’s directors, if the contracts have an unexpired term of more than 12 months or require more than 12 months’ notice to terminate.

In addition, our published annual accounts are required to be available for shareholders at a general meeting, and a shareholder is entitled to a copy of these accounts.

Disclosure of Shareholder Interests

Section 198 of the Companies Act imposes an obligation upon a person who acquires or ceases to have notifiable interest in the relevant share capital of a public company to notify the company of that fact within 2 days (excluding weekends and bank holidays) of his knowing of its occurrence. The disclosure threshold is 3%.

Section 212 of the Companies Act provides a public company with the statutory means to ascertain the persons who are or have within the last 3 years been interested in its relevant share capital and the nature of such interests.

The Royal Dutch Shell articles of association provide that in any statutory notice under section 212, Royal Dutch Shell will ask for details of those who have an interest and the extent of their interest in a particular holding. The Royal Dutch Shell articles of association also provide that when a person receives a statutory notice, he has 14 days to comply with it. If he does not do so or if he makes a statement in response to the notice which is false or inadequate in some important way, Royal Dutch Shell may restrict the rights relating to the identified shares, following notice. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any right in relation to the shareholders’ meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) the directors can withhold any dividend or part of a dividend or other money otherwise payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and (ii) the directors can refuse to register a transfer of any of the identified shares which are certificated shares unless the directors are satisfied that they have been sold outright to an independent third party. Once a restriction notice has been given, the directors are free to cancel it or exclude any shares from it at any time they think fit. In addition, they must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given. Also, where any of the identified shares are sold and the directors are satisfied that they were sold outright to an independent third party, they must cancel the restriction notice within seven days of receipt of the notification of the sale. The Royal Dutch Shell articles of association do not restrict in any way the provision of section 212 of the Companies Act.

The UK City Code on Takeovers and Mergers imposes rigorous disclosure requirements affecting parties to a proposed takeover, their “associates” and persons acting “in concert” in relation to the shares of a company. These requirements also extend to dealings by persons who directly or indirectly own or control (either before or as a result of the dealing) 1% or more of the equity shares in an offeror or offeree company or of any other class of shares relevant to the offer in question.

The UK Rules Governing Substantial Acquisitions of Shares require accelerated disclosure of acquisitions of shares or rights over shares where a person holds, or as a result of an acquisition, comes to hold shares or rights over shares representing 15 percent or more of the voting rights of a company whose shares are listed on the London Stock Exchange.

Amendment of Articles of Association

Under the Companies Act, our shareholders have power to amend the objects, or purpose, clause in our memorandum of association and any provision of our articles of association by special resolution, subject to, in the case of amendments to the objects clause of the memorandum of association, the right of dissenting shareholders to apply to the courts to cancel the amendments.

Under the Companies Act, our board of directors is not authorized to change the memorandum of association or the articles of association. Our articles of association provide that if permitted by legislation, the rights attached to any class of our shares can be changed if this is approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by an extraordinary resolution passed at a separate meeting of the holders of the relevant class of shares.

DESCRIPTION OF ROYAL DUTCH SHELL AMERICAN DEPOSITARY RECEIPTS

General

JPMorgan Chase Bank, N.A., as depositary for our Class A ADRs and The Bank of New York as depositary for our Class B ADRs, will execute and deliver the Class A ADRs and Class B ADRs, respectively (collectively, the “ADRs”). Each Class A ADR and Class B ADR is a certificate evidencing a specific number of Class A or Class B American depositary shares (“Class A ADSs” and “Class B ADSs” and, collectively, “ADSs”), respectively. Each Class A ADS will represent two shares (or a right to receive two shares) deposited with the custodian of JPMorgan Chase Bank, N.A. Each Class B ADS will represent two shares (or a right to receive two shares) deposited with The Bank of New York. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the Class A ADRs will be administered is located at 4 New York Plaza, New York, New York 10004. The depositary’s office at which the Class B ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. English law generally governs shareholder rights. The depositary or its nominee will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the respective depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the respective depositary. New York law governs the deposit agreements and the ADRs except that the arbitration and exclusive jurisdiction provisions are governed by English law.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADRs. The deposit agreement relating to the Class A ADRs and the form of Class A

ADR relating thereto are attached hereto as Exhibits 99.2 and 99.3 and incorporated by reference herein. The deposit agreement relating to the Class B ADRs and the form of Class B ADR relating thereto are attached hereto as Exhibits 99.4 and 99.5 and incorporated by reference herein.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. While the depositary may receive cash dividends and other distributions from us in U.S. dollars (in which case no conversion will be required) to the extent the depositary receives a cash dividend or other cash distribution in a currency other than U.S. dollars, the depositary will convert such cash dividend or other distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot distribute for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Ordinary shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will use its reasonable efforts to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides, after consultation with us, it is not legal or feasible to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, and you elect to exercise such rights, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is equitable and practical. If it cannot make the distribution in that way, the depositary has a choice, after consulting with us to the extent practical. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory assurance from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is deemed illegal or impractical for us to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the relevant custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs at the respective depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the respective depositary will deliver (i) to the extent applicable, the shares, (ii) shares to an account designated by such owner with Euroclear Nederland or an Admitted Institution and (iii) and any other deposited securities underlying the ADR to you or a person you designate at the office of the respective custodian. Or, in the case of certificated shares, at your request, risk and expense, the respective depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do you vote?

In the deposit agreements, upon the written request of a registered holder of Class A ADSs, the respective depositary endeavors to cause the appointment of such holder as each registered holder of ADSs its proxy with power to vote the number of shares its ADSs represent. This means that, subject to the procedures described below, if you are a registered holder of ADSs, you will have a right to attend and vote directly at shareholders’ meetings. You also have a right to appoint the respective depositary your substitute and instruct it how to vote the number of shares your ADSs represent. The respective depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may vote directly or instruct the respective depositary how to vote. For instructions to be valid, they must reach the respective depositary by a date set by the respective depositary. In order for you to vote, the depositary must receive your request to be a proxy prior to the date specified for each meeting.

The respective depositary will try, as far as practical, subject to English law and the provisions of our articles of association, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The respective depositary will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the respective depositary to vote your shares.

The respective depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing shares
or ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the relevant deposit agreement terminates

Persons depositing shares
or ADR holders must pay:	For:
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the respective depositaries to ADR holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the respective depositary or its agent when you deposit or withdraw shares

Expenses of the depositary in converting foreign currency to U.S. dollars

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges payable on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Payment of Taxes

The respective depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the respective depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our shares • Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received for the account of the respective depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to you • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The respective depositary may distribute some or all of the securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the respective depositary to amend the respective deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the respective depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the respective depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The respective depositary will terminate the respective deposit agreement if we ask it to do so. The respective depositary may also terminate the respective deposit agreement if it has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the respective depositary must notify you at least 30 days before termination.

After termination, the respective depositary and its agents will do the following under the respective deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities (3) sell rights and other property, and (4) deliver shares and other deposited securities upon surrender of ADRs. Six months or more after termination, the respective depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders of that class that have not surrendered their ADRs. It will invest the money in direct obligations of the federal government of the U.S. and has no liability for interest. The respective depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the respective depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositaries; Limits on Liability to Holders of ADRs

The deposit agreements expressly limit our obligations and the obligations of the depositaries. They also limit our liability and the liability of the depositaries. We and the depositaries:

•	are only obligated to take the actions specifically set forth in the deposit agreements without negligence or bad faith;

•	are not liable if any of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreements;

•	are not liable if any of us exercises discretion permitted under the deposit agreements;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreements on your behalf or on behalf of any other person;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party; and

•	are not liable for the depositaries’ or any of their agents’ reliance upon the authority of any information in, or for the depositaries’ or any of their agents’ compliance with directions from, any DTC participants in connection with the Direct Registration System.

By holding an ADR or an interest therein you will be agreeing that the respective depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

Neither we nor the respective depositary nor any of our or their respective agents shall be liable to registered or other holders of ADSs or any other third party or parties for any indirect, special, punitive or consequential damages.

In the deposit agreements, we agree to indemnify the depositaries for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositaries agree to indemnify us for losses resulting from their negligence or bad faith and in connection with pre-released ADRs.

Requirements for Depositary Actions

Before the depositaries will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the respective depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the respective deposit agreement, including presentation of transfer documents.

The respective depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the respective depositary or our transfer books are closed or at any time if the respective depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares or have shares credited to an account with Euroclear Nederland or an Admitted Institution at any time except:

•	When temporary delays arise because: (i) the respective depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to relevant class of ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreements.

Pre-release of ADRs

The deposit agreements permit the depositaries to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. Subject to the terms and conditions of the deposit agreements, the pre-release of ADRs may occur only if (i) pre-released ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities in an amount equal to not less than 100% of the market value of the pre-released ADRs held by the respective depositary for the benefit of owners of the applicable shares (but such collateral shall not constitute deposited securities), (ii) each recipient of pre-released ADRs agrees in writing with the respective depositary that such recipient (a) owns such shares, (b) assigns all beneficial right, title and interest therein to the respective depositary, (c) holds such shares for the account of the respective depositary and (d) will deliver such shares to the respective custodian as soon as practicable and promptly upon demand therefor and (iii) all pre-released ADRs evidence not more than 20% of all ADRs (excluding those evidenced by pre-released ADRs) or such other percentage as we and the respective depositary may from time to time agree in writing, of the total number of shares represented by ADRs except to the extent, if any, that such limitation is exceeded solely because of the withdrawal of ADSs subsequent to the execution and delivery of pre-released ADRs in compliance with such limitation. The U.S. Treasury has expressed concerns regarding certain transactions involving the pre-release of ADRs.

Arbitration

Under the deposit agreements, each holder of ADSs is bound by the arbitration and exclusive jurisdiction provisions of our articles of association as if the applicable ADS holder was our shareholder. For a description of the arbitration and exclusive jurisdiction provisions of our articles of association see “Description of Royal Dutch Shell Ordinary Shares — Disputes between a shareholder or ADR holder and Royal Dutch Shell, any subsidiary, director or professional service provider”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL DUTCH SHELL PLC, (Registrant)
by	/s/ Jeroen van der Veer
Name: Jeroen van der Veer
Title: Chief Executive

by	/s/ Peter Voser
Name: Peter Voser
Title: CFO

Date: July 20, 2005

EXHIBITS

Exhibit No.	Description
99.1	Press Announcement of Royal Dutch Shell, Royal Dutch and Shell Transport dated July 20, 2005
99.2	Deposit Agreement among Royal Dutch Shell, JPMorgan Chase Bank, N.A., and Owners and Beneficial Owners of Class A American Depositary Receipts.
99.3	Form of Class A American Depositary Receipts representing Royal Dutch Shell Class A American Depositary Shares each evidencing the right to receive two Class A Shares of Royal Dutch Shell (included as Exhibit A to Exhibit 99.2 hereof).
99.4	Deposit Agreement among Royal Dutch Shell, The Bank of New York, and Owners and Beneficial Owners of Class B American Depositary Receipts.
99.5	Form of Class B American Depositary Receipts representing Royal Dutch Shell Class B American Depositary Shares each evidencing the right to receive two Class B Shares of Royal Dutch Shell (included as Exhibit A to Exhibit 99.4 herein).